EXHIBIT 99.1

NXT Energy Solutions Inc. Announces Appointment of Chief Financial Officer

CALGARY, Alberta, Feb. 01, 2018 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX:SFD) (OTCQB:NSFDF) is pleased to announce the appointment of Jakub Brogowski as Vice President of Finance and Chief Financial Officer, effective immediately.

Mr. Brogowski brings to NXT 16 years of oil & gas investment banking experience spanning capital markets in North America, Europe, Middle East, Africa and Asia.  Beginning his career with TD Securities in Calgary, he was instrumental in expanding their oil & gas advisory operations to London, UK in 2010.  In 2011, Mr. Brogowski joined RBC Capital Markets in London as a senior member of the European Energy team and has extensive experience in financings, mergers, acquisitions and structuring transactions in Canada and internationally.  He also holds a Bachelor of Commerce (Honors) degree from the University of Calgary.

Mr. Brogowski will continue to be based in London and will divide his time between NXT’s Calgary office and London.  In addition to his responsibility for the financial stewardship of the Company, Mr. Brogowski will build upon relationships with the financial and oil and gas communities sourcing funds and assisting in the negotiation of new contracts for application of the Company’s innovative SFD® survey technology.  London is a major center for international financial markets and has headquarters or representative offices for many of the prospective international clients of NXT including oil & gas majors and independent companies, national oil companies and institutions engaged in decision making for the energy industry.

Mr. Brogowski will be supported in Calgary by Eugene Woychyshyn as acting Controller of the Company. Mr. Woychyshyn is a Chartered Accountant who holds a Bachelor of Commerce from the University of Manitoba and a Masters of Business Administration from St. Joseph’s University, Philadelphia PA.  Mr. Woychyshyn also has extensive international experience in North America, Europe and Asia.

"We are excited about the prospects for NXT’s business under our new financial management," says George Liszicasz, President and CEO.  "Over the past 2 years, during a period of low oil prices and limited new exploration activity, our Company has focused on building relationships with Governments and National Oil Companies around the world as well as advancing and patenting our proprietary SFD® technology.  I am delighted to have Mr. Brogowski join NXT with the support of Mr. Woychyshyn.  He joins us at an exciting time for our Company, and I am grateful we were able to engage someone of his character, experience and caliber to contribute to critical steps in NXT’s growth.  Mr. Brogowski will also be part of the contract negotiating team, as we develop our multi-client, spec survey business, vertical companies and arranging of future funding."

Mr. Charles Selby, who has served as NXT’s Interim Chief Financial Officer over the past 2 months will continue as the Lead Director of the Company.  NXT is grateful for his support during the transition.

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized and actual results and future events could differ materially from those anticipated in such statements. These forward-looking statements include, among other things, statements relating to: the details or and funds to be raised under the Rights Offering, additional sources of required funding for the Company, the use of the funds raised under the Rights Offering, the intention of insiders to exercise their Rights, including the participation of our Chief Executive Officer, and the anticipated trading market which may or may not develop.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements. Risk factors facing the Company and the Rights Offering are described in the Rights Offering Circular to be filed on www.sedar.com and as part of the Form F-7 registration statement to be filed with the U.S. Securities and Exchange Commission at www.sec.gov, as well as its most recent MD&A for the year ended December 31, 2016 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com and in its most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission at www.sec.gov.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information about NXT, please contact NXT’s Head office at nxt_ info@nxtenergy.com

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

For further information, please contact:

Mr. George Liszicasz
President & Chief Executive Officer
NXT Energy Solutions Inc.
403-206-0800
nxt_info@nxtenergy.com
www.nxtenergy.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.